Item 2. English translation of an excerpt of the minutes of the meeting of the Board of Directors of Central Puerto S.A. that approved Financial Statements of the three-month period ended on March 31, 2018, dated May 14, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May 14, 2018.

Minutes no. 367

In the City of Buenos Aires, on May 14, 2018, at 11:30 a.m., César Halladjian, Eduardo Erosa and Juan Nicholson, members of the Supervisory Committee of Central Puerto S.A. (hereinafter, the “Company”), convened to consider the first item on this meeting’s Agenda:
1. CONSIDERATION OF THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2018. ISSUANCE OF THE SUPERVISORY COMMITTEE’s REPORT. Mr. Halladjian takes the floor and states that the Supervisory Committee must comment on the Statement of Financial Position, the Statement of Income, the Statement of Comprehensive Income, the Statement of Changes in Equity, the Statement of Cash Flow, the Notes and Exhibits together with the Additional Information to the Notes to the Financial Statements- Section 68 of the Listing Rules of the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) for the period ended March 31, 2018. After a short debate and taking into account the clarifications and information sent by the Company’s Board of Directors, the members of the Supervisory Committee DECIDE by unanimous decision to approve the Supervisory Committee’s report, which report is transcribed below, and to delegate its signing to Mr. Cesar Halladjian:

REPORT OF THE SUPERVISORY COMMITTEE

To the Shareholders of
CENTRAL PUERTO S.A.

Introduction

1.
Pursuant to subsection 5, Section 294 of the Argentine Companies Law no. 19550 as amended (hereinafter, the “Argentine Companies Law”) and the Buenos Aires Stock Exchange Regulations for the “Authorization, Suspension, Withdrawal and Repayment of Securities” (“Buenos Aires Stock Exchange Regulations on Rates”), we have examined CENTRAL PUERTO S.A. and its subsidiaries’ separated and consolidated financial statements attached hereto, which include the following: (a) the separated and consolidated statement of financial position as of March 31, 2018, (b) the separated and consolidated statement of income and the statement of comprehensive income, the consolidated statement of changes in equity, and the separated and consolidated statements of cash flow for the three-month periods ended that date, and (c) a summary of the relevant accounting standards and other explanatory information. Moreover, we examined the corresponding “Additional information to the notes to the financial statements – Section 12, Chapter III, Title IV, GR no. 622 of the Argentine securities regulator (Comisión Nacional de Valores), the submission of which is not required by the International Financial Reporting Standards adopted by the Professional Council in Economic Sciences for the City of Buenos Aires (“FACPCE”, for its Spanish acronym) as professional accounting standards and also incorporated by the Argentine securities regulator to its regulations, as approved by the International Accounting Standards Board (IASB). The above mentioned documents are the Board of Directors’ responsibility due to their exclusive duties.

Item 2. English translation of an excerpt of the minutes of the meeting of the Board of Directors of Central Puerto S.A. that approved Financial Statements of the three-month period ended on March 31, 2018, dated May 14, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May 14, 2018.
Scope of work

2.
Our work consisted on verifying the consistency between the relevant information contained in such financial statements with the information regarding corporate decisions detailed on the records; and on the compliance of such decisions with the law and the bylaws in the formal and documental aspects. For the preparation of such work, we considered the reports issued by independent auditor Germán Cantalupi, member of the firm Pistrelli, Henry Martin y Asociados S.R.L., dated May 14, 2018. Such report was issued in accordance with the International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (“IAASB”). We made no management control. Therefore, we did not evaluate the corporate criteria or decisions regarding management, financing, trade and production since these aspects are under the exclusive purview of the Board of Directors. For this reason, our responsibility involves expressing an opinion regarding such documents and it does not extend to facts, acts, omissions or circumstances that do not derive from our knowledge or that cannot be determined from the examination of the information received by this Supervisory Committee in the performance of its duties. We consider that our work and the external auditor’s reports provide a reasonable base to found our report.

Conclusion

3.
Based on our review and on the reports dated May 14, 2018 issued by accountant Germán Cantalupi, as member of the firm Pistrelli, Henry Martin y Asociados S.R.L., which are mentioned on paragraph 1, nothing came to our attention that caused us to believe that the condensed financial statements for the interim period mentioned in paragraph 1 are not prepared in their significant aspects pursuant to the corresponding standards of the Argentine Companies Law, the Argentine securities regulator regulations and IAS 34.

Report on other legal and regulatory requirements

4.
Pursuant to the provisions in force, we hereby inform the following:

a)
The separated and consolidated financial statements mentioned in paragraph 1 derive from the accounting records kept, as to its formal aspects, in accordance with the legal provisions in force.

b)
The separated and consolidated financial statements mentioned in paragraph 1 are recorded on the Inventory and Balance book and are, regarding our scope of work, in accordance with the Argentine Companies Law and with the relevant provisions of the Argentine securities regulator regulations.

c)
We read the “Information review for the interim periods ended March 31, 2018, 2017, 2016, 2015 and 2014” and the “Additional information to the notes to the condensed financial statements required by Section 12, Chapter III, Title IV, GR no. 622 of the Argentine securities regulator (Comisión Nacional de Valores)”. We have no observations on the matters under our competence.

d)
It is hereby put on record that the relevant requirements under provisions of Section 294 of the Argentine Companies Law have been fulfilled in accordance with the circumstances so as to verify the compliance degree of the corporate bodies regarding the Argentine Companies Law, the Bylaws and the corporate decisions. Consequently, we have no observations.

Item 2. English translation of an excerpt of the minutes of the meeting of the Board of Directors of Central Puerto S.A. that approved Financial Statements of the three-month period ended on March 31, 2018, dated May 14, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May 14, 2018.

City of Buenos Aires,	By the Supervisory Committee
May 14, 2018	CÉSAR HALLADJIAN
Statutory Auditor

Afterwards, there being no other issues to consider, the meeting is concluded at 12 p.m.

Eduardo Erosa César Halladjian Juan Nicholson